

November 14, 2012

Via E-mail
Kevin M. Shook
Executive Vice President, Treasurer and
Chief Financial Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

    Re: Eastern Insurance Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 12, 2012
              File No. 001-32899

Dear Mr. Shook:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Jennifer Riegel for

                                 Jeffrey P. Riedler
                                 Assistant Director